Mail Stop 4561

July 22, 2008

VIA U.S. MAIL AND FAX (212) 541-6668

Mr. John G. Duffy
Chairman and Chief Executive Officer
KBW, Inc.
787 Seventh Avenue
New York, NY 10019

> **Re: KBW, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed February 28, 2008**
> **File No. 001-33138**

Dear Mr. Duffy:

We have reviewed your response letter dated June 27, 2008, and have the following additional comment. Please be as detailed as necessary in your explanations. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the year ended December 31, 2007

Critical Accounting Policies and Estimates, page 44

1.   We have reviewed your response to comment #4. In your response to us, and in future filings, please expand your discussion of the key valuation assumptions to provide greater insight into the quality and variability of these estimates. Address specifically why these estimates or assumptions bear the risk of change and analyze, to the extent material, such factors as how you arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. Your discussion should analyze your

specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect, and should provide quantitative as well as qualitative disclosure. Refer to SEC Financial Reporting Release #72, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

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As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief